Exhibit 10.52

EMPLOYMENT AGREEMENT

This is an Employment Agreement, dated as of 1 September, 2006, by and between UK Energy Systems Ltd. (“UKESL”), a subsidiary of US Energy Systems, Inc. (“USEY”) and Joseph P. Reynolds (“Reynolds”), a United States citizen, of 14203 Ragus Lake Drive, Sugarland TX 77478.

WITNESSETH:

WHEREAS, UKESL has engaged Reynolds for hire; and

WHEREAS, UKESL and Reynolds desire to state the terms and conditions of Reynolds’ employment with UKESL., including his secondment to UKESL’s affiliate in the United Kingdom, Viking UK Gas Limited (“VUKGL

NOW, THEREFORE, in consideration of the covenants and agreements herein contained, the parties agree as follows:

1.	Employment and Duties

(a)	Position

UKESL and Reynolds agree that Reynolds will become employed by UKESL as of the date of this Agreement as the Programme Director of the natural gas exploration, development and production and electric generation project being developed and operated by VUKGL in the vicinity of Knapton, North Yorkshire, England (the “Knapton Project”).

(b)	Duties and Reporting

Reynolds shall become part of the senior management team of UKESL and shall report directly to the Chief Executive Officer of UKESL. In his position as Programme Director of VUKGL, Reynolds shall manage the capital program, construction and expansion of the Knapton Project, as well as perform such additional or modified duties as he may be assigned from time to time by the Chief Executive Officer of UKESL. Reynolds’ employment will be subject to the employment policies and disciplinary rules of UKESL, which are accessible to Reynolds in UKESL’s employee handbook.

(c)	Location of Services

For so long as Reynolds is employed by UKESL, the principal location for the provision of his services will be Knapton, North Yorkshire, but he will be required to provide services in London and at other UKESL locations and in the United States periodically at the request of UKESL.

2.	Term of Employment

Reynolds’ employment under this Agreement will commence on the date hereof and will terminate without the need for any written or verbal notice two (2) years from the date hereof (the “Original Term”), subject to earlier termination in accordance with the provisions hereinafter set forth in Section 4 hereof (the period from the date hereof until the actual date of termination is hereinafter referred to as the “Term”).

The termination of this Agreement due to the expiration of the Original Term does not, per se, necessitate the termination of the employment relationship between Reynolds and UKESL. Upon the expiration of this Agreement, Reynolds and UKESL, at their discretion, may elect in writing to continue the employment relationship and execute another separate Employment Agreement.

3.	Compensation and Benefits

(a)	Salary

UKESL shall pay to Reynolds an annual base salary (the “Salary”) of GBP 120,000. All payments shall be subject to tax and any other withholdings required by law. The salary shall be paid monthly directly to Reynolds’s account in the UK.

Reynolds’s basic salary shall be reviewed by the Compensation Committee annually in January of each year and the rate of basic salary may be increased by the Company with effect from that date by such amount if any as it shall think fit. Any increase awarded will be entirely a matter for the discretion of the Board and no increase is implied or guaranteed by this clause.

(b)	Bonus

If Reynolds is employed by UKESL on December 31, 2006, UKESL shall pay to Reynolds in respect of the year ending 31 December 2006 a bonus consisting of the pro rata portion of 25 percent of his gross annual salary as of the date of his employment with UKESL. Such bonus to be paid no later than 28 February 2007. Future bonuses of a minimum of 25 percent of his gross annual salary will be wholly discretionary and will be dependent upon Reynolds and the Company meeting certain agreed key performance indicators relating to his own and the Company’s performance in respect of each calendar year to which such bonus relates. Such indicators are to be determined by the Compensation Committee at the commencement of each bonus year. If a bonus becomes payable in respect of a calendar year it will be paid by 28 February in the following year.

If the performance test for phase 1, as stipulated in the financing agreements entered into by the Company on or around the date of this Agreement, is satisfied the Company shall pay to Reynolds within 30 days of such satisfaction a one-off payment of US$50,000 (gross).

Any award or bonus as described above will not be made unless Reynolds is still in employment with the Company or a Group Company on the date when such award or payment would otherwise fall to be made and the Company has not received from Reynolds notice of termination of his employment.

(c)	Stock

If and when UKESL is admitted to the Alternative Investment Market or other public stock exchange, and if Reynolds is employed by UKESL on the date of admission, UKESL will award Reynolds a one-time allocation of UKESL stock. The amount of this stock allocation will be determined by the Board of Directors of UKESL but will be in an amount equal to the stock allocation for the other members of the UKESL senior management team at his level.

UKESL, and its parent company, USEY, undertake that they will within one year from the date of this Agreement introduce an incentive plan for the senior management of the UKESL the form, substance and implementation of which shall be determined by the Board in its absolute discretion.

(d)	Reimbursed Business Expenses

UKESL will reimburse Reynolds for all reasonable business-related expenses incurred by him in the performance of his duties for UKESL and/or VUKGL during the Term.

(e)	Healthcare Costs

During this Agreement Reynolds will be entitled to participate at UKESL’s expense in UKESL’s private medical expenses insurance scheme. In addition, Reynolds shall receive an allowance of USD 270 per month for payment of his US medical insurance premium.

(f)	Holiday and Leave

In addition to public holidays in the UK, Reynolds is entitled to five weeks paid holiday and leave in each year of service to be taken at such time or times as are agreed with the CEO of UKESL, provided that Reynolds may not carry forward any unused part of his holiday entitlement beyond 31 March of the next holiday year. No more than 10 days holiday may be taken at any time unless permission is given by the CEO of UKESL. The holiday shall accrue on a basis of 1 days per 10 working days throughout each year of service. Such holidays or leave are to be taken only at such time or times as may be appropriate to the business. UKESL will reimburse Reynolds for roundtrip airfare for him and his spouse to the United States (from England) up to three times in each year of employment.

(g)	Moving Expenses

Reynolds shall be entitled to a fixed tax-protected allowance payable in local currency to cover all moving expenses. Any expenses in excess are to Reynolds’s account. A fixed one-time allowance of £3,000 (three thousand) will be paid for relocation to the UK. This amount shall cover all costs associated with moving into accommodation including deposits, fees, appliances and other household effects. A one-time fixed allowance of £3,000 (three thousand) will be paid for repatriation. Receipts for expenses related to relocation will be provided by Reynolds to UKESL for the purposed of tax relief for the company’s account.

In addition the company shall reimburse Reynolds for the airfreight shipment of up to 300 Lbs of personal goods.

(h)	Housing Allowance

UKESL shall pay a housing allowance to Reynolds a housing allowance of £5,000 per month gross.

(i)	Car

UKESL shall provide Reynolds with a car in accordance with the terms of the UKESL car policy from time to time.

4.	Termination of Employment Before the Expiration of the Original Term

Subject to the provisions of this Section 4, UKESL shall have the right to terminate Reynolds’ employment with UKESL, and Reynolds shall have the right to resign therefrom, at any time, for any reason or for no reason.

(a)	Termination by UKESL (Excluding for “Cause” Termination), or Resignation by Reynolds for Good Reason

(i) If (A) Reynolds’ employment is terminated by UKESL for a reason other than those hereinafter defined as for Cause or (B) Reynolds resigns for Good Reason (as hereinafter defined) before the expiration of the Original Term, then Reynolds shall be entitled to payment of the following as soon as practicable after the date of such termination or resignation:

(A)	any unpaid Salary earned or accrued (subject to applicable taxes), through and including the date of such termination or resignation; and

(B)	the total of Reynolds’ remaining Salary payments that would have been payable until the end of the Original Term (subject to applicable taxes), assuming his salary rate remained at the level in effect at the date of such termination.

(C)	if Reynolds would have been due a bonus for the year of termination/resignation had he remained employed at the end of the year, he shall receive, for his time worked in the year of termination/resignation, a pro rata portion of the bonus amount.

(D)	For any amounts payable to Reynolds under Section 4(a)(i)(A), (B), or (C) above, to the extent allowable by law UKESL will gross up the amounts to reflect the applicable taxes and other amounts that must be withheld as required by law.

(ii) Reynolds acknowledges and agrees that the payments provided for by this Section 4(a) represent the full and complete benefits in the nature of severance pay to which he will be entitled from UKESL and all affiliated companies, and owners thereof, in the event his employment with the UKESL terminates under the circumstances contemplated by this Section 4(a), and that such benefits will be paid on behalf of UKESL.

(b)	Termination of Employment by the Company for Cause, or Resignation by Reynolds (Excluding Good Reason Resignation)

If Reynolds’ employment is terminated by UKESL for Cause hereinafter defined, or if Reynolds should resign for a reason other than for Good Reason hereinafter defined, Reynolds shall be entitled only to payment of any unpaid Salary earned or accrued (subject to applicable taxes), through and including the date of such termination or resignation. He shall not be entitled to any other severance payment. Such payment shall be made as soon as practicable following the termination of Reynolds’ employment with UKESL.

(c)	Death or Permanent Disability

Upon Reynolds’ death or termination of employment due to permanent disability, Reynolds (or in the event of his death, Reynolds’ beneficiary) shall be entitled as severance only to payment of any unpaid Salary earned or accrued (subject to applicable taxes), through and including the date of such death or termination of employment, and to any pro rata bonus, if applicable, as described in Section 4(a)(i)(C). UKESL shall make such payments as soon as practicable following such death or termination of employment.

(d)	Expiration of Term

No termination of employment shall be deemed to occur for purposes of the special payments provided under Section 4(a) as a result of the expiration of the Original Term and the cessation of Reynolds’ employment on or after the date of such expiration.

5.	Income Tax Equalization

(a)	Tax Equalization

UKESL will practice “Tax Equalization” for Reynolds. The intent of tax equalization is to avoid any positive or negative effects on income tax due by Reynolds, by equalizing Reynolds’ personal income tax costs to what he would pay in the United States if he were not on international assignment. This is done to facilitate mobility between countries, regardless of country of origin or country of international assignment, and to prevent inequities in total compensation that local taxes may cause.

(b)	Hypothetical Tax

UKESL will withhold from Reynolds’ wages in England taxes as if Reynolds was a resident of England. a hypothetical tax amount instead of the normal withholding of the United States tax. After the tax return is filed, another calculation (typically referred to as an equalization) is done to compare the hypothetical tax amount withheld from Reynolds’ wages to a revised hypothetical amount based on source income and calculated using final numbers from the tax return. Any difference between the numbers is equalized, i.e., any excess hypothetical withholding is refunded to Reynolds, and any shortage is due to UKESL. These are typically treated as W-2 wages, or a reduction in such wages, in the year of such payments. In the final year of coverage for Reynolds, any payment due to Reynolds will be grossed up for the associated taxes (including FICA) since Reynolds will not be covered by the tax equalization policy in the year of such payment. UKESL will include in annual compensation GBP 10,000.00 to cover anticipated tax equalization (the “Tax Equalization Add-On”). This Tax Equalization Add-On will be adjusted when a final tax calculation is computed as discussed above.

(c)	Calculation of Hypothetical Tax

The hypothetical tax deduction is based on Reynolds’ United States base salary and number of legal dependents. The tax will be deducted from each regular paycheck. Social Security tax will be withheld and remitted on applicable compensation.

(d)	Foreign Income Taxes

UKESL will withhold all foreign taxes, including income, local, and social taxes, related to compensation from UKESL as it would with any resident of the foreign country, in this case, the United Kingdom. Any foreign tax paid by Reynold, for income earned from UKESL, which is subsequently refunded to Reynolds by the foreign government, shall be factored into the over tax equalization program.

(e)	Reynolds’ Responsibilities

Reynolds must: 1) maintain adequate personal records of data required for preparation and examination of income tax returns and for income tax equalization computation; 2) file all required United States and foreign income tax returns; 3) cooperate with the designated CPA firm to take advantage of available tax credits; and 4) make any related payment of taxes in the required amounts and within the required deadlines. Reynolds’ share of the overall income tax for a period of international assignment is the tax he would have paid had he been on assignment in the United States. This tax is the final (equalized) hypothetical tax plus (or minus) the tax cost (or benefit) on his net outside income (income from any source other than UKESL compensation). Reynolds is responsible for making estimated tax payments on non-UKESL income and any interest or penalties imposed by any governmental tax service relative to unequalized items and non-UKESL income. Reynolds will return any refunds obtained from carryovers relative to UKESL source income, e.g., excess foreign tax credits, promptly to UKESL. In the event of a refund, UKESL has the right to have Reynolds file an amended tax return or the right to bill Reynolds for the amount of the refund if Reynolds refuses to file an amended return.

(f)	UKESL’s Responsibilities

UKESL will select a reputable CPA firm with international experience to do the tax equalization for United States federal and state income taxes for Reynolds. As an additional benefit, UKESL will prepare a simple tax return for Reynolds, free of charge and in confidence. If the return involves Schedule C, D, E, or other comparable forms, there will be a charge to Reynolds. UKESL will not provide tax equalization for city and local taxes. The final tax return for Reynolds must be done two years after the end of his employment with UKESL. Tax planning and/or advice on outside income (income on which UKESL is not responsible for tax) is not part of the benefits of the tax equalization for Reynolds. Reynolds’ share of tax is determined using the best computational method (e.g., alternative tax, income averaging, etc.) and is reduced by any tax credits (e.g., foreign earned income exclusion, housing exclusion, income tax credit, etc.) attributable to Reynolds’ behalf to cover the tax liability on the actual return and will take responsibility for any interest or penalties imposed by the governmental tax service for equalized terms on UKESL source income.

6.	Confidentiality

Reynolds agrees that during his employment with UKESL and at any time after the termination of his employment with UKESL for any reason, he will not use for his own benefit or the benefit of others, or divulge or convey to others, any Trade Secret information, knowledge or data (as defined by the law in England and Wales) of UKESL or its affiliates, including USEY, or that of third parties obtained by Reynolds in the course of his employment with the UKESL. This promise of confidentiality is in addition to any common law or statutory rights of UKESL to prevent disclosure of its Trade Secrets.

Reynolds agrees that during his employment with UKESL after the termination of his employment with UKESL for any reason, he will not publish or disclose any Confidential Information of UKESL or its affiliates, including USEY “Confidential Information” means any and all proprietary business information that is treated as confidential or secret by UKESL or any of its affiliates, but does not constitute a Trade Secret. This promise of confidentiality is in addition to any common law or statutory rights of UKESL to prevent disclosure of Confidential Information.

Upon termination of Reynolds’ employment with UKESL or at any other time at the UKESL’s request, Reynolds agrees to deliver promptly to UKESL all drawings, blueprints, manuals, letters, notes, notebooks, reports, sketches, formulae, source codes, computer programs, and similar items, memoranda, customer lists, and all other materials and all copies thereof relating in any way to UKESL’s business and in any way obtained by Reynolds during the period of his employment with UKESL which are in his possession or control. Reynolds further agrees not to make or retain any copies of any of the foregoing and will so represent to UKESL upon termination of employment.

7.	Employment Rights Act 1996

The following information is given to supplement the previous information in this Agreement in order to comply with the requirements of Part I of the Employment Rights Act 1996:

(a) Reynolds’ employment with UKESL commenced as of the date of this Agreement.

(b) For so long as Reynolds is employed by UKESL, the principal location for the provision of his services will be Knapton, North Yorkshire, but he will be required to provide services in London and at other UKESL locations and in the United States periodically at the request of UKESL senior management.

(c) Reynolds’ hours of work are the normal hours of UKESL from 9 a.m. to 5 p.m., London time, Monday to Friday of each week together with such reasonable additional hours as may be necessary so as properly to fulfill his duties. For the avoidance of doubt, Reynolds shall not be entitled to any overtime pay.

(d) No Contracting-Out Certificate pursuant to the provisions of the Social Security Pensions Act 1975 is held by UKESL in respect to Reynolds’ employment.

(e) All matters of discipline arising in respect to Reynolds’ employment will be decided and implemented by the Chief Executive Officer of UKESL. If Reynolds is dissatisfied with the decision, or if he has any grievance arising from his employment hereunder, Reynolds may refer the matter in writing within 10 days to the CEO of USEY, and that individual will confirm, amend, or reject such decision/grievance as he sees fit, and his decision in such circumstances will be final and binding. For the avoidance of doubt, Reynolds has no contractual right to a disciplinary or grievance hearing or appeal.

(f) Reynolds’ job title is Programme Director, and his normal duties are as set forth previously in this Agreement.

(g) There are no collective agreements with trade unions that affect the terms and conditions of Reynolds’ employment.

8.	Working Time

For the purpose of Regulation 20 of the Working Time Regulations 1998 (“WTR”), it is agreed that Reynolds is a person with autonomous decision-making powers. Nevertheless, for the avoidance of doubt, Reynolds hereby agrees that the 48-hour weekly working time limit under the WTR does not apply to him and that this Agreement pursuant to Regulation 5 of the WTR shall apply indefinitely, terminable by Reynolds only if he gives three months’ notice in writing to UKESL.

9.	Incapacity and Sickness

(a) If Reynolds shall be prevented by illness (including mental disorder), injury, or other incapacity from properly performing his duties hereunder, he shall report this fact immediately to UKESL and shall be required to furnish to UKESL satisfactory evidence of his incapacity. If Reynolds is so prevented for seven or more consecutive days, he shall provide a doctor’s certificate on the eighth day and weekly thereafter so that the whole period of incapacity is certified by such statements. Immediately following his return to work after a period of absence due to incapacity, Reynolds shall complete a Self-Certification form available from UKESL detailing the reason for his absence.

(b) If Reynolds shall be absent from his duties hereunder due to illness (including mental disorder), accident, or other incapacity duly certified in accordance with the provisions of Paragraph 9(a) hereof, he shall continue to receive his salary for that period of absence unless he accumulates more than 30 days’ absence for sickness and/or incapacity in any 12-month period, at which point each additional day of absence will be subject, in UKESL’s discretion, to a pro rata deduction from Reynolds’ salary.

(c) All payments (i.e., continuation of salary without deduction) under this Paragraph 9 shall be subject to, unless otherwise waived by UKESL, Reynolds providing to UKESL satisfactory notification of such absence on the first day of absence and to him complying with the following requirements, namely: (i) if sickness is for less than 7 days, evidence of incapacity must be produced to UKESL upon Reynolds’ return to work by way of self certificate, and (ii) if sickness is for 7 days or more, evidence of incapacity must be produced by UKESL by way of a doctor’s certificate as soon as it becomes evident that such sickness will exceed 7 days.

(d) All such remuneration payable under this paragraph shall be inclusive of any Statutory Sick Pay to which Reynolds is entitled (under the provisions of the Social Security and Housing Benefits Act 1982). Any Social Security Sickness Benefit or other benefits recoverable by Reynolds (whether or not recovered) may be deducted therefrom.

(e) The provisions of this Paragraph are without prejudice to UKESL’s right to deal with Reynolds’ incapacity absence by a means similar or better. However, nothing in this Paragraph shall in any way restrict UKESL’s right to terminate this Agreement.

(f) For Statutory Sick Pay purposes, Reynolds’ qualifying days shall be his normal working days.

(g) At any time during the period of this Agreement, Reynolds shall, upon reasonable request by UKESL and at UKESL’s expense, permit himself to be examined by a registered medical practitioner to be selected by UKESL, and Reynolds shall authorize such medical practitioner to disclose to and discuss with UKESL’s medical adviser the results of such examination and any matters which arise from it in order that UKESL’s medical adviser can notify UKESL of any matters which, in the adviser’s reasonable opinion, might hinder or prevent Reynolds (if during a period of incapacity) from returning to work for any period or (in other circumstances) from properly performing any duties of his employment at any time.

(h) If the incapacity shall be or appear to be occasioned by actionable negligence of a third party in respect of which damages are or may be recoverable, Reynolds shall forthwith notify UKESL of that fact and of any claim, compromise, settlement, or judgment made or awarded in connection therewith and shall give to UKESL all such particulars of such matters as UKESL may reasonably require and shall if so required by UKESL refund to UKESL such damages net of any taxes and costs as have actually been received by Reynolds but only insofar as and to the extent that those damages relate to loss of earnings for the period of the incapacity for which Reynolds has received an allowance.

(i) In the event that UKESL reasonably considers that, by reason of physical or mental ill health, Reynolds is unfit properly to carry out his duties under this Agreement, Reynolds may be suspended from carrying out those duties for so long as UKESL in its discretion reasonably considers such ill health to continue, subject to the remuneration provisions in Paragraph 9(b) above.

10.	Deductions from Wages

UKESL has the right at any time during employment (and in any event on termination no matter how such termination arises) if necessary to make deductions from any element of Reynolds’ Salary, bonus, and/or severance payment for reasons including:

(a) any unauthorized absence from work;

(b) any unauthorized expenses incurred by Reynolds;

(c) damage to UKESL property (whether by negligence, carelessness, recklessness or dishonesty) or misappropriation of UKESL property;

(d) any sums with Reynolds may owe to UKESL, including an overpayment made of Salary, bonus, or expenses. For this purpose, Reynolds will be deemed to have checked each and every payment made to him and to be aware of any overpayment;

(e) loans, advances, or other payments made to Reynolds by UKESL;

(f) excess vacation taken;

(g) any other amount for the time being due and owing by Reynolds to UKESL.

Where UKESL intends to make deductions, Reynolds will be notified in advance and invited to make any representations concerning the proposed deductions.

11.	Assignment and Delegation

Neither this Agreement nor any right, duty, or obligation hereunder shall be assignable or delegable by Reynolds. This Agreement and all of UKESL’s rights and obligations hereunder may be assigned, delegated, or transferred by it to any business entity which at any time by merger, consolidation, or other business combination acquires, directly or indirectly, all or substantially all of the stock or assets of UKESL or to which UKESL transfers all or substantially all of its assets. Upon any such assignment, delegation, or transfer, any such successor shall be deemed to be substituted for all purposes as UKESL hereunder and this Agreement shall be binding upon any such successor.

12.	Governing Law

This Agreement shall be governed by, construed, and interpreted in accordance with, the laws of England and Wales, without giving effect to the principles of conflicts of laws. UKESL and Reynolds agree that the courts of England and Wales shall have exclusive jurisdiction over any disputes arising under this agreement or involving the terms and conditions of Reynolds’ employment with UKESL.

13.	Work Permit

UKESL will take all reasonable steps in assisting Reynolds to obtain any work permit necessary to become employed in the United Kingdom. UKESL will pay all reasonable expenses associated with obtaining and retaining the work permit.

14.	Definitions

For purposes of this Agreement, the following terms shall have the meanings set forth below:

(a) “Cause” means Reynolds, as determined in the Company’s discretion, engages in any of the following:

(ii)	A material and willful breach by Reynolds of any of his obligations hereunder;

(iii)	Serious and willful misconduct or gross negligence by Reynolds with respect to any of his obligations hereunder;

(iv)	Willful failure by Reynolds to comply with the reasonable directions or policies of the Chief Executive Officer (or other executive-level management) of UKESL in achieving the objectives of the UKESL and/or USEY;

(v)	Commission by Reynolds of any act or omission that would constitute a felony or other crime involving moral turpitude under the law of the United States or the United Kingdom; or

(vi)	Reynolds’ commission of a theft, fraud or defalcation against UKESL or any of its affiliates.

(a) “Good Reason” means:

(i)	A willful breach by UKESL of this Agreement; or

(ii)	An unreasonable and willful delay in payment of any kind to Reynolds which is due and owing, including, but not limited to, the payment of Salary; or

(iii)	A change in control, defined as a change during the first eighteen (24) months of the Original Term in the identity of the Chief Executive Officer of UKESL or a replacement of a majority of the Board of Directors of UKESL; provided, however, that unless Reynolds elects to resign within thirty (30) days of their effective date, these change of control events shall not be considered “Good Reason.”

15.	Notice

Any notice required by this Agreement or appropriate to be given under it shall be given in writing addressed to the appropriate party as follows:

Joseph P. Reynolds

14203 Ragus Lake Drive

Sugarland, TX 77478

USA

UKESL

Brookfield House

44 Davies Street

London W1K 5JA

United Kingdom

16.	Dispute Resolution

Any dispute arising out of the interpretation or application of this Agreement with the exception of those pertaining to discipline, which shall be resolved pursuant to Paragraph 7(e), shall be resolved exclusively through final and binding arbitration conducted in London, England.

17.	Entire Agreement

This Agreement contains the entire understanding between Reynolds and UKESL with respect to the matters covered and supersedes any and all prior understandings, written or oral. This Agreement may not be amended, waived, discharged or terminated orally, but only by an instrument in writing, specifically identified as an amendment to this Agreement, and signed by all parties.

18.	Severability

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be deemed severable from the remainder of this Agreement, and the remaining provisions contained in this Agreement shall be construed to preserve to the maximum permissible extent the intent and purposes of this Agreement. Any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement this      day of September, 2006.

UK ENERGY SYSTEMS LTD

By:
Name:
Title:

Joseph P. Reynolds